[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]
October 18, 2007
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Gustavo A. Rodriguez
Edward M. Kelly, Esq.
	cc:	Andrew P. Schoeffler, Esq.
Rufus G. Decker III, Esq.

RE:	Pzena Investment Management, Inc.;
Amendment No. 3 to Registration Statement on Form S-1
filed on October 9, 2007 (No. 333-143660)

Dear Mr. Kelly:
     On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 17, 2007 (the “Comment Letter”) with respect to Amendment No. 3 to the Registration Statement on Form S-1 filed by the Company with the Commission on October 9, 2007 (No. 333-143660) (the “Registration Statement”).
     Certain of the Staff’s comments call for explanation of and/or changes to certain disclosure in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and a draft of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which the Company intends to file with the Commission on October 19, 2007. The changes to be reflected in Amendment No. 4 in order to respond to the Comment Letter have also been attached to this letter.
     The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. All page number references in the Company’s responses are to the page numbers in Amendment No. 4.

Gustavo A. Rodriguez & Edward M. Kelly
Securities and Exchange Commission
October 18, 2007
Unaudited Pro Forma Consolidated Financial Information, page 48
1.	You disclosed that you computed interest expense of $3.846 million for the year ended 2006 and $1.923 million for the six months ended June 30, 2007 on your $60 million in long-term debt based on your actual LIBOR rate of 5.41%. However, the amounts derived do not appear to compute mathematically. Please review and revise your computations and related disclosures as appropriate and show us supplementally how you arrived at the pro forma adjustments you recorded.
     The Company intends to revise the disclosure on page 53 of Amendment No. 4 to explain that these computations are based on a LIBOR rate of 5.41% plus a 1.00% margin. A revised version of page 53 is attached hereto as part of Exhibit A.
     In addition, attached hereto as Exhibit B, please find a schedule that shows how the Company arrived at the computations described above.
2.	The interest rate on your $60 million three-year term loan agreement bears interest at a variable rate. Please disclose the effect on income of a 1/8 percent variance in your assumed interest rate for the year ended December 31, 2006 and the six months ended June 30, 2007. Please refer to page 3-11 of the Division of Corporation Finance Training Material.
     The Company intends to revise the disclosure on page 53 of Amendment No. 4 (attached hereto as part of Exhibit A) in response to the Staff’s comment.
3.	Please properly label and reference the provision for corporate income taxes amount in your Offering column.
     The Company intends to revise the disclosure on pages 51 and 52 of Amendment No. 4 (attached hereto as part of Exhibit A) in response to the Staff’s comment.
4.	You disclose that the minority and non-controlling interests amount in your Offering column represents the non-controlling interest allocation of 90.5% of the income of Pzena Investment Management, Inc. Since it is unclear how you derived this amount, please disclose in a footnote in a table format how you computed the minority and non-controlling interest amount.
     The Company intends to revise the disclosure on page 55 of Amendment No. 4 (attached hereto as part of Exhibit A) in response to the Staff’s comment.
* * * *

Gustavo A. Rodriguez & Edward M. Kelly
Securities and Exchange Commission
October 18, 2007
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-3202.

Very truly yours,
/s/ Yasmeena F. Chaudry, Esq.
Yasmeena F. Chaudry, Esq.

cc:	Wayne A. Palladino
Richard B. Aftanas, Esq.
Ralph Arditi, Esq.
Vincent Pagano, Esq.

Exhibit A
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(in thousands, except share and per share amounts)

							Pzena Investment
	Pzena Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

REVENUE	$115,087			$115,087			$115,087

EXPENSES
Compensation and Benefits Expense	305,632			305,632	$(270,802	)(C)	34,830
General and Administrative Expenses	8,380			8,380			8,380

TOTAL OPERATING EXPENSES	314,012	—		314,012	(270,802)		43,210

Operating Income (Loss)	(198,925)	—		(198,925)	270,802		71,877

Interest Income	926			926			926
Interest Expense	—	$(3,846	)(A)	(3,846)			(3,846)
Dividend Income, Net	490			490			490
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	3,280			3,280			3,280
Equity in Earnings of Affiliates	614			614			614
Other	804	(18	)(A)	786			786

Total Other Income (Loss)	6,114	(3,864)		2,250	—		2,250

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	(192,811)	(3,864)		(196,675)	270,802		74,127
Provision for Unincorporated Business Tax	3,941	(155	)(A)	3,786			3,786
Provision for Corporate Income Taxes					2,839	(E)	2,839
Minority and Non-Controlling Interests	1,997			1,997	61,851	(D)	63,848

Income (Loss) Before Interest on Mandatorily Redeemable Units	(198,749)	(3,709)		(202,458)	206,112		3,654
Less: Interest on Mandatorily Redeemable Units	516,708			516,708	(516,708	)(C)	—

NET INCOME (LOSS)	$(715,457)	$(3,709)		$(719,166)	$722,820		$3,654

Basic and Diluted Net Income Per Share							$0.60
Weighted Average Shares Used in Basic and Diluted Net Income Per Share							6,111,774

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2007
(in thousands, except share and per share amounts)

							Pzena
	Pzena						Investment
	Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

REVENUE	$72,138			$72,138			$72,138

EXPENSES
Compensation and Benefits Expense	112,406			112,406	$(94,974	)(C)	17,432
General and Administrative Expenses	4,629			4,629			4,629

TOTAL OPERATING EXPENSES	117,035	—		117,035	(94,974)		22,061

Operating Income (Loss)	(44,897)	—		(44,897)	94,974		50,077

Interest Income	565			565			565
Interest Expense	—	$(1,923	)(A)	(1,923)			(1,923)
Dividend Income, Net	271			271			271
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	955			955			955
Equity in Earnings of Affiliates	145			145			145
Other	25	(9	)(A)	16			16

Total Other Income (Loss)	1,961	(1,932)		29	—		29

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	(42,936)	(1,932)		(44,868)	94,974		50,106
Provision for Unincorporated Business Tax	2,607	(77	)(A)	2,530			2,530
Provision for Corporate Income Taxes					1,950	(E)	1,950
Minority and Non-Controlling Interests	637			637	42,480	(D)	43,117

Income (Loss) Before Interest on Mandatorily Redeemable Units	(46,180)	(1,855)		(48,035)	50,544		2,509
Less: Interest on Mandatorily Redeemable Units	16,575			16,575	(16,575	)(C)	—

NET INCOME (LOSS)	$(62,755)	$(1,855)		$(64,610)	$67,119		$2,509

Basic and Diluted Net Income Per Share							$0.41
Weighted Average Shares Used in Basic and Diluted Net Income Per Share							6,111,774

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(A)	Reflects the incurrence of $60.0 million of indebtedness pursuant to a three-year term loan agreement that we entered into on July 23, 2007 in order to finance a one-time distribution to the current members of Pzena Investment Management, LLC. The principal amount borrowed bears interest at a variable rate based, at our option, on (1) the one, two, three, six, nine or twelve-month LIBOR Market Index Rate plus 1.00%, or (2) the higher of the lender’s prime rate and the Federal Funds Rate. The principal amount is repayable in full at the end of the three-year term, with no penalty for prepayment. For the year ended December 31, 2006 and the six months ended June 30, 2007, pro forma interest expense of $3.8 million and $1.9 million, respectively, was calculated using the loan’s actual applicable LIBOR rate as of the date of this prospectus of 5.41%, adding the additional contractual 1.00%, and assuming that none of the loan’s principal amount was repaid during these periods. The provision for unincorporated business tax has been adjusted to reflect the deductibility of such interest expense for tax purposes. Loan origination fees of approximately $0.1 million are included in pro forma prepaid expenses and other assets. The pro forma effect of the amortization of these fees has been included as a component of other income in the pro forma consolidated statements of operations for all periods presented. A change of 1/8% in this assumed interest rate would increase or lower pro forma as adjusted net income by approximately $0.1 million and $0.0 million for the year ended December 31, 2006 and the six months ended June 30, 2007. The effect on basic and diluted earnings per share would not be material.

(B)	The net proceeds of this offering, estimated to be $92.6 million (based on the midpoint of the price range set forth on the cover of this prospectus, and assuming an aggregate underwriting discount of $7.3 million and estimated offering expenses of $3.8 million), will be used to acquire 6,100,000 membership units (representing approximately 9.5% of the total number of membership units currently outstanding) of Pzena Investment Management, LLC. Of the $3.8 million in estimated offering costs, approximately $0.6 million has been paid as of June 30, 2007 and recorded as a component of other receivables on the pro forma consolidated statement of financial condition. An additional $1.5 million in unbilled offering costs is included in both other receivables and accrued expenses at June 30, 2007.

As a result of the reorganization transactions and this offering, we will be the sole managing member of Pzena Investment Management, LLC and hold 9.5% of the membership interests therein. Therefore, we will consolidate the results of operations and financial condition of Pzena Investment Management, LLC into our financial statements. As the result of these transactions, the other members of Pzena Investment Management, LLC will hold a 90.5% non-controlling interest in our operating company. Our acquisition of membership interests in Pzena Investment Management, LLC will be treated as a reorganization of entities under common control pursuant to the guidance set forth in Financial Accounting Standards Board Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations (“FTB 85-5”). Accordingly, the pro forma adjusted net liabilities assumed by us through this offering will be reported at Pzena Investment Management, LLC’s historical cost basis. Subsequent exchanges of Pzena Investment Management, LLC units into our shares of our Class A common stock will be similarly recorded at historical cost.

The acquisition of these membership units will allow us to make an election to step up our tax basis in the assets acquired. This step up is deductible for tax purposes over a 15-year period. Based on the estimated net proceeds of this offering and the pro forma net assets of Pzena Investment Management, LLC immediately prior to this offering, this election will give rise to a deferred tax asset of approximately $68.4 million at June 30, 2007. Pursuant to a tax receivable agreement between the current members of Pzena Investment Management, LLC and us, 85% of the benefits of this election will be returned to the selling members as they are realized. This liability of $58.2 million is included in pro forma other liabilities.

No additional consolidated statement of financial condition amounts of minority and non-controlling interests have been recorded in the unaudited pro forma consolidated statement of financial condition as of June 30, 2007, since the post-offering excess of liabilities over assets would cause the minority and non-controlling interests to be less than zero.

As illustrated below, the pro forma consolidated statement of financial condition amounts of common stock and additional paid-in capital at June 30, 2007 were determined by combining the pro forma adjusted net deficit of $17.0 million, the $68.4 million deferred tax asset that arises as a result of this offering and the $58.2 million tax receivable liability to the selling members of Pzena Investment Management, LLC, which also arises as a result of this offering.

(in thousands)

Pzena Investment Management, LLC Pro Forma Adjusted Net Deficit	$(16,975)
Deferred Tax Asset	68,422
Tax Receivable Liability to Selling Shareholders	(58,159)

Total	$(6,712)

Common Stock	$61
Acquired Deficit	(6,773)

Total	$(6,712)

(C)	As a result of the elimination of our operating company’s obligation to redeem membership units under any circumstance, effective as of March 31, 2007, there will be no interest on mandatorily redeemable units as of and after such date. As a result of the acceleration, as of March 31, 2007, of the vesting of all membership units then subject to vesting, there will be no further unit-based compensation expense associated with any membership units then outstanding as of and after such date.

Accordingly, pro forma compensation and benefits expense has been reduced by the following amounts:

For The Year
Ended
December 31, 2006
(in thousands)

Distributions on Compensatory Units	$17,857
Change in Redemption Value of Compensatory Units	20,411
Change from Formula to Fair Value Plan for Compensatory Units	232,534

Total	$270,802

For the Six Months
Ended
June 30, 2007
(in thousands)

Distributions on Compensatory Units	$12,087
Change in Redemption Value of Compensatory Units	15,969
Acceleration of Vesting of Compensatory Units	64,968
Other Non-Cash Compensation	1,950

Total	$94,974

Pro forma interest on mandatorily redeemable units has been reduced to zero for the year ended December 31, 2006 and the six months ended June 30, 2007 to reflect the elimination of all mandatory redemption provisions from our operating company’s operating agreement.

(D)	Represents the non-controlling interest allocation of 90.5% (assuming that the underwriters do not exercise the overallotment option) of the income of Pzena Investment Management, Inc. to Pzena Investment Management, LLC.

The non-controlling interest allocation of Pzena Investment Management, LLC has been computed as follows:

For The Year Ended
December 31, 2006
(In thousands)

Pzena Investment Management, LLC Pro Forma Net Loss	$(719,166)
Plus:
Distributions on Compensatory Units	17,857
Change in Redemption Value of Compensatory Units	20,411
Change from Formula to Fair Value Plan for Compensatory Units	232,534
Interest on Mandatorily Redeemable Units	516,708

Pzena Investment Management LLC Pro Forma As Adjusted Net Income	$68,344
Non-Controlling Interest Allocation	$61,851

For the Six Months
Ended June 30, 2007
(In thousands)

Pzena Investment Management, LLC Pro Forma Net Loss	$(64,610)
Plus:
Distributions on Compensatory Units	12,087
Change in Redemption Value of Compensatory Units	15,969
Acceleration of Vesting of Compensatory Units	64,968
Other Non-Cash Compensation	1,950
Interest on Mandatorily Redeemable Units	16,575

Pzena Investment Management LLC Pro Forma As Adjusted Net Income	$46,939
Non-Controlling Interest Allocation	$42,480

(E)	Reflects the impact of federal, state and local income taxes on the income of Pzena Investment Management, Inc. As a limited liability company, Pzena Investment Management, LLC has not been subject to these taxes, although it has been liable for the New York City Unincorporated Business Tax, which we refer to as the UBT. The effective rate of pro forma income tax is estimated to be approximately 43.7%, and was determined by combining the projected federal, state and local income taxes.

The provision for corporate income taxes has been computed as follows:

For The Year
Ended
December 31, 2006
(in thousands)

Income Before Income Taxes and Minority and Non-Controlling Interests	$74,127
Less:
Provision for Unincorporated Business Tax	(3,786)
Minority and Non-Controlling Interests	(63,848)

Pzena Investment Management, Inc. Taxable Income	$6,493

Provision for Corporate Income Taxes	$2,839

For the Six Months
Ended
June 30, 2007
(in thousands)

Income Before Income Taxes and Minority and Non-Controlling Interests	$50,106
Less:
Provision for Unincorporated Business Tax	(2,530)
Minority and Non-Controlling Interests	(43,117)

Pzena Investment Management, Inc. Taxable Income	$4,459

Provision for Corporate Income Taxes	$1,950

Exhibit B
PRO FORMA CALCULATION OF INTEREST EXPENSE

For the year ended December 31, 2006
Loan amount:	60,000,000.00
12-month Libor rate	5.41%
Bank of America Margin	1.00%
Total interest rate	6.41%
Annual interest	3,846,000.00

For the six months ended June 30, 2007
Loan amount:	60,000,000.00
12-month Libor rate	5.41%
Bank of America Margin	1.00%
Total interest rate	6.41%

Annual interest	3,846,000.00
Interest per month	320,500.00
No. of months	6
Semi annual interest	1,923,000.00